Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

October 8, 2013

Via EDGAR

James O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Christina DiAngelo Fettig

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: FS Energy and Power Fund (File No. 814-00841) and FS Investment Corporation II (File No. 814-00926)

Dear Mr. O’Connor and Ms. DiAngelo:

On behalf of FS Energy and Power Fund (“FSEP”) and FS Investment Corporation II (“FSIC II” and, together with FSEP, the “Funds,” or each a “Fund”), set forth below are the Funds’ responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Funds in a telephone conversation on April 24, 2013 regarding the Funds’ Annual Reports on Form 10-K for the year ended December 31, 2012. For your convenience, summaries of each of the Staff’s comments are numbered and presented in bold, italicized text below, and each comment is followed by the response of the applicable Fund.

Administrative Services Disclosure

1. In subsequent filings, please disclose what accounting and administrative services are provided to the Funds by State Street Bank and Trust Company and differentiate those services from those provided by each Fund’s respective investment adviser.

As requested, the Funds have included the requested disclosure in their most recent quarterly filings and will continue to include, as applicable, such disclosure in their future filings.

James O’Connor, Esq. Christina DiAngelo Fettig October 8, 2013 Page 2

FSEP: Risks Related to Investments in MLPs

2. The Staff notes the Risk Factor disclosure on MLPs in FSEP’s Form 10-K. Please confirm supplementally that FSEP held no MLP investments at December 31, 2012.

FSEP hereby supplementally confirms that it held no MLP investments at December 31, 2012.

FSIC II: Acquired Fund Fees and Expenses

3. In subsequent filings, please disclose in the prospectus fee table the acquired fund fees and expenses ratio with respect to investments in collateralized loan obligations (“CLOs”), if greater than one basis point.

FSIC II hereby confirms that to date, the acquired fund fees and expenses ratio with respect to CLOs has not been greater than one basis point.

Payables to Trustees and Directors

4. Please confirm supplementally that there were no payables to FSEP Trustees or FSIC II Directors at December 31, 2012.

FSEP hereby supplementally confirms that there were no payables to FSEP Trustees at December 31, 2012 and FSIC II hereby supplementally confirms that there were no payables to FSIC II Directors at December 31, 2012.

Consolidated Statements of Operations

5. Please confirm supplementally that there are no individual expenses in “Other general and administrative expenses” that are greater than 5% of the Fund’s total expenses.

The Funds hereby supplementally confirm that there were no individual expenses in “Other general and administrative expenses” in their respective financial statements at December 31, 2012 that were greater than 5% of such Fund’s total expenses.

Statements of Changes in Net Assets

6. In subsequent annual reports, please include a line item noting any distributions that represent a return of capital for tax purposes.

As requested, FSEP included such disclosure in its most recent quarterly filing. The Funds will continue to include, as applicable, the requested disclosure in subsequent filings.

James O’Connor, Esq. Christina DiAngelo Fettig October 8, 2013 Page 3

Statements of Changes in Net Assets

7. In subsequent filings, please comply with the requirement of Regulation S-X Rule 6-09.7 to disclose parenthetically the balance of undistributed net investment income included in net assets at the end of the period.

As requested, the Funds have included the requested disclosure in their most recent quarterly filings and will continue to include, as applicable, such disclosure in their future filings.

8. In subsequent filings, please include a share transactions roll-forward for the relevant period in accordance with “Audit and Accounting Guide for Investment Companies,” Paragraph 7.130d.

As requested, the Funds have included the requested disclosure in their most recent quarterly filings and will continue to include, as applicable, such disclosure in their future filings.

Regulation S-X Rules 3-09 and 4-08(g)

9. In subsequent filings, please comply, as applicable, with Regulation S-X Rules 3-09 and 4-08(g).

As requested, the Funds will comply, as applicable, with Regulation S-X Rules 3-09 and 4-08(g) in subsequent filings.

Organization and Offering Costs

10. In subsequent filings, please continue to include disclosure about amounts, if any, subject to repayment by the Funds to Franklin Square Holdings, L.P.

As requested, the Funds will continue to include, as applicable, such disclosure in subsequent filings.

Note 5 to Consolidated Financial Statements

11. In subsequent filings, please clarify in the lead-in sentence to the Source of Distribution table in Note 5 that the table reflects the sources of the cash distributions “on a tax basis.”

As requested, the Funds have included the requested disclosure in their most recent quarterly filings and will continue to include, as applicable, such disclosure in their future filings.

James O’Connor, Esq. Christina DiAngelo Fettig October 8, 2013 Page 4

Note 7 to Consolidated Financial Statements

12. In subsequent filings, please include disclosure that Level 3 assets valued by using independent third-party pricing services are valued using the mid-point between bid and ask prices and include a “weighted average” column in the table in Note 7 disclosing the valuation techniques and significant unobservable inputs used in recurring Level 3 fair value measurement of assets valued by independent valuation firms.

As requested, the Funds have included the requested disclosure in their most recent quarterly filings and will continue to include, as applicable, such disclosure in their future filings.

Forms 1099

13. Please confirm supplementally that investors in FSEP and FSIC II receive Forms 1099.

The Funds hereby supplementally inform the Staff that the Funds issue Forms 1099 annually to their respective investors.

* * * * * * *

Each Fund hereby acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with the respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve such Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) such Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

James O’Connor, Esq. Christina DiAngelo Fettig October 8, 2013 Page 5

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510 or Thomas Friedmann at (202) 261-3313.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:	Gerald F. Stahlecker

Stephen S. Sypherd

FS Energy and Power Fund

FS Investment Corporation II

Thomas Friedmann

Dechert LLP